Citigroup Inc.
Amended and Restated Offering Summary No. 2015-CMTNG0417 dated March 4, 2015 relating to Amended and Restated Pricing Supplement No. 2015-CMTNG0417 dated March 4, 2015
Registration Statement No. 333-192302.  Filed Pursuant to Rule 433.

Currency Linked Securities Due March     , 2016 Based on the Performance of the Indian Rupee (INR) Relative to the Euro (EUR) (Bullish INR / Bearish EUR)
Overview. The securities are unsecured senior debt securities issued by Citigroup Inc.  Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity.  Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the Indian rupee (INR) relative to the euro (EUR) as measured by the currency return formula specified below. If the Indian rupee appreciates against the euro, investors in the securities will receive a fixed 19.80% positive return at maturity, regardless of the extent of that appreciation.  If the Indian rupee depreciates against the euro but the currency return is not below –5.00%, investors in the securities will receive a fixed 5.00% positive return at maturity.  If the Indian rupee depreciates against the euro and the currency return is below –5.00% but not below a contingent buffer of –15.00%, investors in the securities will not receive any positive return on the securities but will be repaid the $1,000 stated principal amount at maturity. However, if the Indian rupee depreciates against the euro and the currency return is below –15.00%, investors in the securities will incur a loss equal to the negative currency return, with no buffer.  All payments on the securities are subject to the credit risk of Citigroup Inc.  The securities will not be listed on any securities exchange and may have limited or no liquidity.
Preliminary Terms
Reference currencies:	Indian rupee (INR) relative to the euro (EUR)
Pricing date:	Expected to be March 6, 2015
Final valuation dates:	Expected to be March 14, 15, 16, 17 and March 18, 2016
Maturity date:	Expected to be March 23, 2016
Payment at maturity:
At maturity, for each security you then hold, you will receive an amount in U.S. dollars determined as follows:
•      If currency return is zero or positive:
$1,198
•      If currency return is negative but not below –5.00%:
$1,050
•      If currency return is negative and below –5.00% but not below the contingent buffer amount of –15.00%:
$1,000
•      If currency return is negative and below the contingent buffer amount of –15.00%:
$1,000 + ($1,000 × currency return)
If the currency return is negative and is below –15.00%, you will lose 1% of your stated principal amount for every 1% of that negative currency return. You may lose up to all of your investment in the securities.

Initial exchange rate:	The INR/EUR exchange rate on the pricing date
Final exchange rate:	The arithmetic average of the INR/EUR exchange rate on each of the final valuation dates
INR/EUR exchange rate:
On any date, the exchange rate between the Indian rupee (“INR”) and the euro (“EUR”), expressed as a number of Indian rupees per 1 euro, as determined by reference to Bloomberg page “EURINR WMCO Curncy” (or any successor or substitute page) under the caption “MID” at approximately 4:00 p.m., London time, on such date, except as otherwise specified under “Additional Terms of the Securities” in the accompanying preliminary pricing supplement.

Currency return:	A percentage equal to (i) initial exchange rate minus final exchange rate divided by (ii) initial exchange rate
Contingent buffer amount:	–15.00%
CUSIP / ISIN:	1730T06F1 / US1730T06F19
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:
Amended and Restated Preliminary Pricing Supplement dated March 4, 2015

Selected Risk Considerations
•  You may lose some or all of your investment. If the currency return is negative and is below –15.00%, you will lose 1% of the stated principal amount of your securities at maturity for every 1% of that negative currency return. The minimum payment at maturity on the securities is $0, and you may lose up to all of your investment.
•  The securities do not pay interest.
•  If the Indian rupee depreciates against the euro and the currency return is below –15.00%, the resulting loss on the securities will be greater than the loss that would have been realized had the performance of the Indian rupee relative to the euro been measured based on the percentage change in the value of the Indian rupee in euro terms, rather than based on the currency return formula used by the securities. You should read the section “How the INR/EUR Exchange Rate and the Currency Return Formula Work” in the accompanying preliminary pricing supplement for more information.
•  Your potential return on the securities at maturity is limited to the applicable fixed positive return specified above.
•  The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.
•  The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.
•  The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
•  The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.
•  If an early redemption event occurs during the term of the securities, Citigroup Inc. may redeem the securities early for an amount that may result in a significant loss on your investment. Citigroup Inc.’s affiliates may be required to make discretionary determinations in connection with an early redemption.
•  The securities are subject to currency exchange rate risk with respect to the Indian rupee relative to the euro. These risks include, among other risks, the risks associated with a single emerging market currency, the Indian rupee. See the accompanying preliminary pricing supplement for more information about these risks.
•  Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.
•  The U.S. federal tax consequences of an investment in the securities are uncertain.
The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying Shares

Hypothetical Payment at Maturity Table*

Hypothetical Final Exchange Rate	Hypothetical Currency Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on the Securities at Maturity
0.0000	100.00%	$1,198.00	19.80%
17.5000	75.00%	$1,198.00	19.80%
35.0000	50.00%	$1,198.00	19.80%
52.5000	25.00%	$1,198.00	19.80%
63.0000	10.00%	$1,198.00	19.80%
66.5000	5.00%	$1,198.00	19.80%
68.2500	2.50%	$1,198.00	19.80%
69.3000	1.00%	$1,198.00	19.80%
69.6500	0.50%	$1,198.00	19.80%
70.0000	0.00%	$1,198.00	19.80%
70.0070	–0.01%	$1,050.00	5.00%
70.7000	–1.00%	$1,050.00	5.00%
71.7500	–2.50%	$1,050.00	5.00%
73.5000	–5.00%	$1,050.00	5.00%
73.5070	–5.01%	$1,000.00	0.00%
77.0000	–10.00%	$1,000.00	0.00%
80.5000	–15.00%	$1,000.00	0.00%
80.5070	–15.01%	$849.90	–15.01%
87.5000	–25.00%	$750.00	–25.00%
105.0000	–50.00%	$500.00	–50.00%
122.5000	–75.00%	$250.00	–75.00%
140.0000	–100.00%	$0.00	–100.00%

* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical currency returns. The table is based on a hypothetical initial exchange rate of 70.0000. Your actual payment at maturity per security will depend on the actual initial exchange rate and the actual final exchange rate.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.